FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Three months ended June 30, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 31, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Financial Summary For the Three Months Ended June 30, 2019 (U.S. GAAP)

Date:	July 31, 2019
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago
Executive Director, Head of Investor Relations, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	(Millions of yen, except per share data)

	For the three months ended June 30
	2018		2019
		% Change from June 30, 2017		% Change from June 30, 2018
Total revenue	430,985	(7.9%)	511,379	18.7%
Net revenue	271,997	(24.6%)	332,001	22.1%
Income before income taxes	13,643	(82.4%)	74,806	448.3%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	5,223	(90.8%)	55,833	969.0%
Comprehensive income	44,271	(21.0%)	24,625	(44.4%)
Basic-Net income attributable to NHI shareholders per share (Yen)	1.54		16.83
Diluted-Net income attributable to NHI shareholders per share (Yen)	1.50		16.48
Return on shareholders’ equity-annualized	0.8%		8.4%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)

	At March 31	At June 30
	2019	2019
Total assets	40,969,439	42,532,614
Total equity	2,680,793	2,726,868
Total NHI shareholders’ equity	2,631,061	2,662,726
Total NHI shareholders’ equity as a percentage of total assets	6.4%	6.3%
Total NHI shareholders’ equity per share (Yen)	794.69	800.87

2. Cash Dividends

	(Yen amounts)

	For the year ended March 31
	2019	2020	2020 (Plan)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	3.00	—	Unconfirmed
At December 31	—	—	—
At March 31	3.00	—	Unconfirmed
For the year	6.00	—	Unconfirmed

Note: Fiscal year 2020 Q2 and Q4 dividends are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2020”.

3. Earnings Forecasts for the year ending March 31, 2020

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards: Yes
b)	Changes in accounting policies due to other than a): No

(4) Number of shares issued (common stock)

	At March 31	At June 30
	2019	2019
Number of shares outstanding (including treasury stock)	3,493,562,601	3,493,562,601
Number of treasury stock	182,761,802	168,775,257

	For the three months ended June 30
	2018	2019
Average number of shares outstanding (year-to-date)	3,396,240,538	3,317,794,746

*This financial summary is not subject to certified public accountant’s or audit firm’s quarterly review.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4

2. Notes to the Summary Information	P. 5

(1) Changes in Accounting Policies	P. 5

3. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P. 9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11
(7) Significant Subsequent Events	P.12

4. Supplementary Information	P.13

(1) Consolidated Statements of Income – Quarterly Comparatives	P.13
(2) Business Segment Information – Quarterly Comparatives	P.14
(3) Other	P.15

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2018 (A)	June 30, 2019 (B)
Net revenue	272.0	332.0	22.1
Non-interest expenses	258.4	257.2	(0.4)

Income (loss) before income taxes	13.6	74.8	448.3
Income tax expense	6.9	17.9	158.5

Net income (loss)	6.7	56.9	747.4

Less: Net income (loss) attributable to noncontrolling interests	1.5	1.1	(29.1)

Net income (loss) attributable to NHI shareholders	5.2	55.8	969.0

Return on shareholders’ equity-annualized	0.8%	8.4%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 332.0 billion yen for the three months ended June 30, 2019, an increase of 22.1% from the same period in the prior year. Non-interest expenses decreased by 0.4% from the same period in the prior year to 257.2 billion yen. Income before income taxes was 74.8 billion yen and net income attributable to NHI shareholders was 55.8 billion yen for the three months ended June 30, 2019.

Segment Information

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2018 (A)	June 30, 2019 (B)
Net revenue	270.0	334.9	24.1
Non-interest expenses	258.4	257.2	(0.4)

Income (loss) before income taxes	11.6	77.7	570.2

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the three months ended June 30, 2019 was 334.9 billion yen, an increase of 24.1% from the same period in the prior year. Non-interest expenses decreased by 0.4% from the same period in the prior year to 257.2 billion yen. Income before income taxes was 77.7 billion yen for the three months ended June 30, 2019. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2018 (A)	June 30, 2019 (B)
Net revenue	92.8	80.6	(13.1)
Non-interest expenses	72.9	72.5	(0.5)

Income (loss) before income taxes	19.9	8.1	(59.3)

Net revenue decreased by 13.1% from the same period in the prior year to 80.6 billion yen, primarily due to a decrease in commissions received from distribution of brokerage and investment trusts. Non-interest expense decreased by 0.5% to 72.5 billion yen. As a result, income before income taxes decreased by 59.3% to 8.1 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2018 (A)	June 30, 2019 (B)
Net revenue	26.1	34.5	32.2
Non-interest expenses	15.8	16.4	3.5

Income (loss) before income taxes	10.3	18.1	76.4

Net revenue increased by 32.2% from the same period in the prior year to 34.5 billion yen. Non-interest expense increased by 3.5% to 16.4 billion yen. As a result, income before income taxes increased by 76.4% to 18.1 billion yen. Assets under management were 51.6 trillion yen as of June 30, 2019.

Operating Results of Wholesale

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2018 (A)	June 30, 2019 (B)
Net revenue	137.3	159.5	16.2
Non-interest expenses	144.7	139.5	(3.6)

Income (loss) before income taxes	(7.4)	20.0	—

Net revenue increased by 16.2% from the same period in the prior year to 159.5 billion yen. Non-interest expense decreased by 3.6% to 139.5 billion yen. As a result, income before income taxes was 20.0 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2018 (A)	June 30, 2019 (B)
Net revenue	13.7	60.3	338.8
Non-interest expenses	24.9	28.8	15.7

Income (loss) before income taxes	(11.2)	31.5	—

Net revenue was 60.3 billion yen. Income before income taxes was 31.5 billion yen.

(2)	Consolidated Financial Position

Total assets as of June 30, 2019 were 42,532.6 billion yen, an increase of 1,563.2 billion yen compared to March 31, 2019, mainly due to the increase in Trading assets. Total liabilities as of June 30, 2019 were 39,805.7 billion yen, an increase of 1,517.1 billion yen compared to March 31, 2019, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of June 30, 2019 was 2,726.9 billion yen, an increase of 46.1 billion yen compared to March 31, 2019.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Notes to the Summary Information

(1)	Changes in Accounting Policies

Leases

On April 1, 2019, Nomura adopted Accounting Standards Update 2016-02 “Leases” using a modified retrospective transition method. As a result of recognizing operating leases on the consolidated balance sheet, Other Asset – Office buildings, land, equipment, and facilities increased by 169,277 million yen and Other liabilities increased by 163,685 million yen on April 1, 2019. Also, Retained earnings increased by 5,592 million yen on April 1, 2019 mainly due to changes in certain lease classifications.

3.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 25, 2019) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 25, 2019) for the year ended March 31, 2019.

(1)	Consolidated Balance Sheets

	Millions of yen
	March 31, 2019	June 30, 2019	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	2,686,659	2,622,806	(63,853)
Time deposits	289,753	227,043	(62,710)
Deposits with stock exchanges and other segregated cash	285,457	227,648	(57,809)

Total cash and cash deposits	3,261,869	3,077,497	(184,372)

Loans and receivables:
Loans receivable	2,544,218	2,474,250	(69,968)
Receivables from customers	449,706	478,626	28,920
Receivables from other than customers	892,283	1,224,084	331,801
Allowance for doubtful accounts	(4,169)	(4,183)	(14)

Total loans and receivables	3,882,038	4,172,777	290,739

Collateralized agreements:
Securities purchased under agreements to resell	13,194,543	12,415,131	(779,412)
Securities borrowed	4,112,416	3,620,820	(491,596)

Total collateralized agreements	17,306,959	16,035,951	(1,271,008)

Trading assets and private equity investments:
Trading assets*	14,355,712	16,819,187	2,463,475
Private equity investments*	30,077	31,492	1,415

Total trading assets and private equity investments	14,385,789	16,850,679	2,464,890

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥416,052 million as of March 31, 2019 and ¥414,842 million as of June 30, 2019)	349,365	498,029	148,664
Non-trading debt securities*	460,661	438,478	(22,183)
Investments in equity securities*	138,447	132,324	(6,123)
Investments in and advances to affiliated companies*	436,220	439,437	3,217
Other	748,091	887,442	139,351

Total other assets	2,132,784	2,395,710	262,926

Total assets	40,969,439	42,532,614	1,563,175

*	Including securities pledged as collateral

Millions of yen
March 31, 2019	June 30, 2019	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	841,758	750,350	(91,408)
Payables and deposits:
Payables to customers	1,229,083	1,284,045	54,962
Payables to other than customers	1,146,336	1,060,428	(85,908)
Deposits received at banks	1,392,619	1,225,300	(167,319)

Total payables and deposits	3,768,038	3,569,773	(198,265)

Collateralized financing:
Securities sold under agreements to repurchase	15,036,503	16,814,824	1,778,321
Securities loaned	1,229,595	1,090,058	(139,537)
Other secured borrowings	418,305	436,902	18,597

Total collateralized financing	16,684,403	18,341,784	1,657,381

Trading liabilities	8,219,811	8,181,433	(38,378)
Other liabilities	858,867	1,055,803	196,936
Long-term borrowings	7,915,769	7,906,603	(9,166)

Total liabilities	38,288,646	39,805,746	1,517,100

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,493,562,601 shares as of March 31, 2019 and 3,493,562,601 shares as of June 30, 2019
Outstanding	-	3,310,800,799 shares as of March 31, 2019 and 3,324,787,344 shares as of June 30, 2019	594,493	594,493	—
Additional paid-in capital	687,761	681,065	(6,696)
Retained earnings	1,486,825	1,548,250	61,425
Accumulated other comprehensive income (loss)	(29,050)	(60,455)	(31,405)

Total NHI shareholders’ equity before treasury stock	2,740,029	2,763,353	23,324
Common stock held in treasury, at cost -
182,761,802 shares as of March 31, 2019 and
168,775,257 shares as of June 30, 2019	(108,968)	(100,627)	8,341

Total NHI shareholders’ equity	2,631,061	2,662,726	31,665

Noncontrolling interests	49,732	64,142	14,410

Total equity	2,680,793	2,726,868	46,075

Total liabilities and equity	40,969,439	42,532,614	1,563,175

(2)	Consolidated Statements of Income

	Millions of yen		% Change
	For the three months ended
	June 30, 2018(A)	June 30, 2019(B)	(B-A)/(A)
Revenue:
Commissions	79,456	68,200	(14.2)
Fees from investment banking	23,959	27,311	14.0
Asset management and portfolio service fees	62,981	59,963	(4.8)
Net gain on trading	71,887	112,825	56.9
Gain on private equity investments	553	791	43.0
Interest and dividends	169,590	199,473	17.6
Gain (loss) on investments in equity securities	2,092	(2,838)	—
Other	20,467	45,654	123.1

Total revenue	430,985	511,379	18.7
Interest expense	158,988	179,378	12.8

Net revenue	271,997	332,001	22.1

Non-interest expenses:
Compensation and benefits	127,700	125,102	(2.0)
Commissions and floor brokerage	20,935	24,551	17.3
Information processing and communications	40,961	41,757	1.9
Occupancy and related depreciation	16,376	19,120	16.8
Business development expenses	8,896	7,828	(12.0)
Other	43,486	38,837	(10.7)

Total non-interest expenses	258,354	257,195	(0.4)

Income before income taxes	13,643	74,806	448.3
Income tax expense	6,930	17,917	158.5

Net income	6,713	56,889	747.4

Less: Net income attributable to noncontrolling interests	1,490	1,056	(29.1)

Net income attributable to NHI shareholders	5,223	55,833	969.0

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	1.54	16.83	992.9

Diluted-
Net income attributable to NHI shareholders per share	1.50	16.48	998.7

(3)	Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2018(A)	June 30, 2019(B)
Net income	6,713	56,889	747.4
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	32,356	(32,846)	—
Deferred income taxes	252	311	23.4

Total	32,608	(32,535)	—

Defined benefit pension plans:
Pension liability adjustment	1,046	649	(38.0)
Deferred income taxes	(326)	1,598	—

Total	720	2,247	212.1

Own Credit Adjustments:
Own Credit Adjustments:	5,252	(1,726)	—
Deferred income taxes	(1,022)	(250)	—

Total	4,230	(1,976)	—

Total other comprehensive income (loss)	37,558	(32,264)	—

Comprehensive income	44,271	24,625	(44.4)
Less: Comprehensive income attributable to noncontrolling interests	2,239	197	(91.2)

Comprehensive income attributable to NHI shareholders	42,032	24,428	(41.9)

(4)	Note with respect to the Assumption as a Going Concern

Not applicable.

(5)	Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2018 (A)	June 30, 2019 (B)
Net revenue

Business segment information:
Retail	92,833	80,640	(13.1)
Asset Management	26,089	34,500	32.2
Wholesale	137,290	159,486	16.2

Subtotal	256,212	274,626	7.2
Other	13,738	60,289	338.8

Net revenue	269,950	334,915	24.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,047	(2,914)	—

Net revenue	271,997	332,001	22.1

Non-interest expenses

Business segment information:
Retail	72,909	72,522	(0.5)
Asset Management	15,806	16,358	3.5
Wholesale	144,714	139,479	(3.6)

Subtotal	233,429	228,359	(2.2)
Other	24,925	28,836	15.7

Non-interest expenses	258,354	257,195	(0.4)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	258,354	257,195	(0.4)

Income (loss) before income taxes

Business segment information:
Retail	19,924	8,118	(59.3)
Asset Management	10,283	18,142	76.4
Wholesale	(7,424)	20,007	—

Subtotal	22,783	46,267	103.1
Other*	(11,187)	31,453	—

Income (loss) before income taxes	11,596	77,720	570.2

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,047	(2,914)	—

Income (loss) before income taxes	13,643	74,806	448.3

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the three months ended
	June 30, 2018 (A)	June 30, 2019 (B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	(13,807)	12,794	—
Realized gain (loss) on investments in equity securities held for operating purposes	45	76	68.9
Equity in earnings of affiliates	6,619	8,265	24.9
Corporate items	(2,482)	1,391	—
Other	(1,562)	8,927	—

Total	(11,187)	31,453	—

(6)	Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the three months ended June 30, 2019
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	687,761
Gain on sales of treasury stock	79
Stock-based compensation awards	(6,775)

Balance at end of period	681,065

Retained earnings
Balance at beginning of year	1,486,825
Cumulative effect of change in accounting principle (1)	5,592
Net income attributable to NHI shareholders	55,833

Balance at end of period	1,548,250

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	17,833
Net change during the period	(31,676)

Balance at end of period	(13,843)

Defined benefit pension plans
Balance at beginning of year	(71,107)
Pension liability adjustment	2,247

Balance at end of period	(68,860)

Own credit adjustments
Balance at beginning of year	24,224
Own credit adjustments	(1,976)

Balance at end of period	22,248

Balance at end of period	(60,455)

Common stock held in treasury
Balance at beginning of year	(108,968)
Repurchases of common stock	(1)
Sale of common stock	0
Common stock issued to employees	8,342

Balance at end of period	(100,627)

Total NHI shareholders’ equity

Balance at end of period	2,662,726

Noncontrolling interests
Balance at beginning of year	49,732
Net change during the period	14,410

Balance at end of period	64,142

Total equity

Balance at end of period	2,726,868

(1)	Represents the adjustment to initially apply Accounting Standards Update 2016-02 “Leases”, please refer to section “2. Notes to the Summary Information (1) Changes in Accounting Policies.”

(7)	Significant Subsequent Events

Sale of part of Nomura Research Institute shares

NHI has tendered 101,910,700 of its holdings of ordinary shares in Nomura Research Institute, Ltd. (“NRI”) through a self-tender offer of NRI. The tender offer period ended on July 29, 2019 and 101,889,300 of the shares tendered by NHI were sold. As a result of this transaction, income before income taxes of approximately 73 billion yen is expected to be booked in NHI’s consolidated financial statements during the second quarter of the fiscal year ending March 31, 2020. NRI is expected to remain as an equity-method affiliate of NHI.

4.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2019
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019(A)	June 30, 2019(B)
Revenue:
Commissions	79,456	74,783	72,715	66,115	68,200	3.2	293,069
Fees from investment banking	23,959	19,119	33,129	25,314	27,311	7.9	101,521
Asset management and portfolio service fees	62,981	62,740	60,591	59,207	59,963	1.3	245,519
Net gain on trading	71,887	75,752	96,947	98,378	112,825	14.7	342,964
Gain (loss) on private equity investments	553	321	461	(328)	791	—	1,007
Interest and dividends	169,590	188,703	214,542	204,129	199,473	(2.3)	776,964
Gain (loss) on investments in equity securities	2,092	(1,104)	(9,852)	1,881	(2,838)	—	(6,983)
Other	20,467	28,067	(11,133)	43,656	45,654	4.6	81,057

Total revenue	430,985	448,381	457,400	498,352	511,379	2.6	1,835,118
Interest expense	158,988	165,459	196,803	197,098	179,378	(9.0)	718,348

Net revenue	271,997	282,922	260,597	301,254	332,001	10.2	1,116,770

Non-interest expenses:
Compensation and benefits	127,700	125,800	118,928	124,637	125,102	0.4	497,065
Commissions and floor brokerage	20,935	19,579	23,821	18,302	24,551	34.1	82,637
Information processing and communications	40,961	40,515	41,756	43,633	41,757	(4.3)	166,865
Occupancy and related depreciation	16,376	16,464	15,852	16,248	19,120	17.7	64,940
Business development expenses	8,896	9,337	9,121	9,561	7,828	(18.1)	36,915
Other	43,486	70,760	127,283	64,520	38,837	(39.8)	306,049

Total non-interest expenses	258,354	282,455	336,761	276,901	257,195	(7.1)	1,154,471

Income (loss) before income taxes	13,643	467	(76,164)	24,353	74,806	207.2	(37,701)
Income tax expense	6,930	9,703	19,698	20,679	17,917	(13.4)	57,010

Net income (loss)	6,713	(9,236)	(95,862)	3,674	56,889	—	(94,711)

Less: Net income (loss) attributable to noncontrolling interests	1,490	1,997	(586)	2,830	1,056	(62.7)	5,731

Net income (loss) attributable to NHI shareholders	5,223	(11,233)	(95,276)	844	55,833	—	(100,442)

	Yen					% Change	Yen
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	1.54	(3.31)	(28.52)	0.25	16.83	—	(29.90)

Diluted-
Net income (loss) attributable to NHI shareholders per share	1.50	(3.32)	(28.52)	0.23	16.48	—	(29.92)

(2)	Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019(A)	June 30, 2019(B)	(B-A)/(A)	March 31, 2019

Net revenue

Business segment information:
Retail	92,833	85,710	86,782	74,155	80,640	8.7	339,480
Asset Management	26,089	24,681	16,178	30,897	34,500	11.7	97,845
Wholesale	137,290	147,660	128,198	142,240	159,486	12.1	555,388

Subtotal	256,212	258,051	231,158	247,292	274,626	11.1	992,713
Other	13,738	25,982	39,397	52,144	60,289	15.6	131,261

Net revenue	269,950	284,033	270,555	299,436	334,915	11.8	1,123,974

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,047	(1,111)	(9,958)	1,818	(2,914)	—	(7,204)

Net revenue	271,997	282,922	260,597	301,254	332,001	10.2	1,116,770

Non-interest expenses

Business segment information:
Retail	72,909	73,494	72,733	70,854	72,522	2.4	289,990
Asset Management	15,806	15,768	15,617	16,469	16,358	(0.7)	63,660
Wholesale	144,714	142,745	224,073	155,255	139,479	(10.2)	666,787

Subtotal	233,429	232,007	312,423	242,578	228,359	(5.9)	1,020,437
Other	24,925	50,448	24,338	34,323	28,836	(16.0)	134,034

Non-interest expenses	258,354	282,455	336,761	276,901	257,195	(7.1)	1,154,471

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—

Non-interest expenses	258,354	282,455	336,761	276,901	257,195	(7.1)	1,154,471

Income (loss) before income taxes

Business segment information:
Retail	19,924	12,216	14,049	3,301	8,118	145.9	49,490
Asset Management	10,283	8,913	561	14,428	18,142	25.7	34,185
Wholesale	(7,424)	4,915	(95,875)	(13,015)	20,007	—	(111,399)

Subtotal	22,783	26,044	(81,265)	4,714	46,267	881.5	(27,724)
Other*	(11,187)	(24,466)	15,059	17,821	31,453	76.5	(2,773)

Income (loss) before income taxes	11,596	1,578	(66,206)	22,535	77,720	244.9	(30,497)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,047	(1,111)	(9,958)	1,818	(2,914)	—	(7,204)

Income (loss) before income taxes	13,643	467	(76,164)	24,353	74,806	207.2	(37,701)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen					% Change	Millions of yen
	For the three months ended					(B-A)/(A)	For the year ended March 31, 2019
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019(A)	June 30, 2019(B)
Net gain (loss) related to economic hedging transactions	(13,807)	(16,018)	25,071	6,554	12,794	95.2	1,800
Realized gain (loss) on investments in equity securities held for operating purposes	45	7	106	63	76	20.6	221
Equity in earnings of affiliates	6,619	8,536	1,444	15,933	8,265	(48.1)	32,532
Corporate items	(2,482)	(23,719)	631	(10,426)	1,391	—	(35,996)
Other	(1,562)	6,728	(12,193)	5,697	8,927	56.7	(1,330)

Total	(11,187)	(24,466)	15,059	17,821	31,453	76.5	(2,773)

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2020_1q.pdf